

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Grant C. Bennett
President and Chief Executive Officer
CPS Technologies Corp.
111 South Worcester Street
Norton, MA 02766

> **Re: CPS Technologies Corp.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2021**
> **File No. 333-255373**

Dear Mr. Bennett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tom Rosedale